UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             AVAX TECHNOLOGIES, INC.
              ----------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.004 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   053495305
              ----------------------------------------------------
                                 (CUSIP Number)

CUSIP No. 053495305
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lindsay A. Rosenwald, M.D.
      ###-##-####
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2     Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      United States
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                  5     Sole Voting Power
  Number of
   Shares               1,252,677
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             NONE
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        1,252,677
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        NONE
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,252,677
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      22.3%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      IN
--------------------------------------------------------------------------------


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). NAME OF ISSUER:
           AVAX Technologies, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           4520 Main Street, Suite 930
           Kansas City, MO 64111

ITEM 2(a). NAME OF PERSON FILING:
           Lindsay A. Rosenwald, M.D.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           c/o Paramount Capital, Inc.
           787 Seventh Avenue, 48th Floor
           New York, NY 10019

ITEM 2(c). CITIZENSHIP:
           United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES:
           Common Stock, par value $.004 per share

ITEM 2(e). CUSIP NUMBER:
           053495305

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
           Not Applicable

ITEM 4.    OWNERSHIP
           (a) AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1997:
               1,252,677 shares

           (b) PERCENT OF CLASS:
               22.3%

           (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
               (i)   Sole power to vote or to direct the vote:
                     1,252,677 shares*

               (ii)  Shared power to vote or to direct the vote:
                     NONE

               (iii) Sole power to dispose or to direct the disposition of:
                     1,252,677 shares*

               (iv)  Shared power to dispose or to direct the disposition of:
                     NONE


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

* Securities beneficially owned include 42,775 shares of Common Stock of the issuer owned by June Street Corporation and Huntington Street Corporation, of which Dr. Rosenwald is the sole proprietor. Securities beneficially owned also represent shares of Common Stock owned by The Aries Fund, A Cayman Island Trust (the "Trust") and Aries Domestic Fund, L.P. (the "Partnership") (together, the "Funds"). Paramount Capital Asset Management, Inc. ("Paramount Capital"), of which Dr. Rosenwald is the sole shareholder, is the General Partner of the Partnership and also serves as the investment manager to the Trust. Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Funds under Rule 13d-3(a) of the Securities Exchange Act of 1934. Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Funds, except to the extent of their pecuniary interest therein.

      Such securities include shares of Common Stock owned by the Funds which are issuable upon conversion of shares of Series B Preferred Stock at a conversion rate determined by dividing a stated price of $100.00 per share of Series B Convertible Preferred Stock by a conversion price of $3.83 per share, which conversion price is subject to adjustment as set forth in the Certificate of Designations for the Series B Convertible Preferred Stock.

      Such securities also include shares of Common Stock owned by Dr. Rosenwald and the Funds upon the exercise of Series B Placement Warrants. Series B Placement Warrants are convertible into shares of Series B Convertible Preferred Stock at an exercise price of $110 per share of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into shares of Common Stock at a conversion rate determined by dividing a stated price of $100.00 per share of Series B Convertible Preferred Stock by a conversion price of $3.83 per share, which conversion price is subject to adjustment as set forth in the Certificate of Designations for the Series B Convertible Preferred Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not Applicable

ITEM 10. CERTIFICATION
         Not Applicable


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 17, 1998                     /s/ Lindsay A. Rosenwald, M.D.
                                             -----------------------------------
                                             Lindsay A. Rosenwald, M.D.


                                   Page 4 of 4